SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                        AIM SPECIAL OPPORTUNITIES FUNDS


On February 24, 2005, the Board of Trustees (the board) of AIM Special Opportunities Funds on behalf of AIM Opportunities I Fund, AIM Opportunities II Fund and AIM Opportunities III Fund approved a proposal that would permit the fund to change the investment style from a value orientation to a core orientation. Shareholders were provided 60 days advance notice before implementing the proposed change in the Fund's investment style. This change became effective on May 23, 2005.